Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 21, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs/Madam,

Sub:	Results of voting through Postal Ballot (remote e-voting) pursuant to Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in reference to our letter dated September 20, 2022 enclosing therein Notice of Postal Ballot seeking approval of Members of the Company, through remote e-voting for the following businesses:

1.	Special Resolution - Appointment of Mr. Arun Madhavan Kumar (DIN: 09665138), as an Independent Director in terms of Section 149 of the Companies Act, 2013; and

We would like to inform that the special resolution mentioned in the said Postal Ballot Notice have been passed by the Members of the Company with requisite majority on October 20, 2022.

In accordance with Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the summarized voting result of the remote e-voting, in the prescribed format, along with a copy of the Scrutinizer’s Report are enclosed herewith as ‘Annexure A’, for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary and Compliance Officer
FCS 6621

Encl: As above

CC:-	New York Stock Exchange Inc.(Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

National Securities Depositary Limited (NSDL)

ANNEXURE A

DR. REDDY'S LABORATORIES LIMITED
Date of Postal Ballot Notice	July 28, 2022
Voting Period	September 21, 2022 to October 20, 2022
Cut-off date	September 16, 2022
Total number of shareholders on cut-off date	268755

Resolution 1: Appointment of Mr. Arun Madhavan Kumar (DIN: 09665138), as an Independent Director in terms of Section 149 of the Companies Act, 2013
Resolution required: (Ordinary / Special)	Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution?	No

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting		44,461,128	100.00%	44,461,128	-	100.00%	0.00%
	Poll	44,461,128	-	-	-	-	-	-
	Total		44,461,128	100.00%	44,461,128	-	100.00%	0.00%
Public- Institutions	E-Voting		91,980,162	86.49%	91,608,901	371,261	99.60%	0.40%
	Poll	106,347,056	-	-	-	-	-	-
	Total		91,980,162	86.49%	91,608,901	371,261	99.60%	0.40%
Public- Non Institutions	E-Voting		170,703	1.09%	166,020	4,683	97.26%	2.74%
	Poll	15,640,260	-	-	-	-	-	-
	Total		170,703	1.09%	166,020	4,683	97.26%	2.74%
Total		166,448,444	136,611,993	82.07%	136,236,049	375,944	99.72%	0.28%

Date: 21th October, 2022

To

The Chairman

M/s. Dr. Reddy’s Laboratories Limited,

Registered Office: 8-2-337, Road No.3, Banjara Hills

Hyderabad, Telangana - 500 034, India.

Dear Sir,

Sub: Consolidated Scrutinizer’s Report on Postal Ballot by voting through remote e-voting.

Pursuant to the resolution passed by the Board of Directors of Dr. Reddy's Laboratories Limited (Company) on July 28, 2022, I, Mr. G Raghu Babu, Partner, M/s. R & A Associates, practising Company Secretary, Hyderabad (Membership No. F4448 and Certificate of Practice No. 2820) was appointed as “Scrutinizer” for conducting the postal ballot through the remote e-voting process in a fair and transparent manner pursuant to Section 110 of the Companies Act, 2013 (Act) read with the Companies (Management and Administration) Rules, 2014 (rules) and in accordance with the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirement), Regulations, 2015 (SEBI Listing Regulations) on the below special resolution contained in the notice of the postal ballot dated July 28, 2022

1.	Approval of the appointment of Mr. Arun Madhavan Kumar (DIN: 09665138), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013

The Management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules and SEBI Listing Regulations relating to postal ballot by voting through remote e-voting for the resolutions contained in the notice of the postal ballot dated July 28, 2022. My responsibility as a Scrutinizer is to ensure that postal ballot by voting through remote e-voting is carried out in a fair and transparent manner and to make a scrutinizer’s report thereon.

I submit our report as under:

1.	On September 20, 2022, the company has completed the sending of emails of notice of postal ballot by electronic mode to those members whose names appear on the Register of Members / List of Beneficial Owners as on September 16, 2022 (“cut-off date”) received from the Depositories and whose e-mail address is registered with the Company / RTA / Depositories. Physical copies of the Postal Ballot Notice, postal ballot forms and pre-paid business reply envelopes are not being sent to members for this Postal Ballot due to exemption provided by MCA through its circulars.

2.	The Company issued Newspaper advertisement on September 22, 2022, Business Standard (English Newspaper) and Nava Telangana (Telugu - Vernacular Newspaper), in order to facilitate those Members who had not yet registered their e-mail address so that they could receive the Notice of Postal ballot and also participate in the e-voting.

3.	The remote e-voting period commenced on Wednesday, September 21, 2022 (9:00 AM 1ST) and ended on Thursday, October 20, 2022 (5:00 PM IST).

4.	The e-voting event number (EVEN) (122590) and the period of e-voting as set out in the notice was provided by National Securities Depository Limited (NSDL).

5.	The manner of voting by:

(i)	Individual shareholders holding shares of the Company in demat mode,

(ii)	Shareholders other than individuals holding shares of the Company in demat mode,
(iii)	Shareholders holding shares of the Company in physical mode, and

(iv)	Shareholders who have not registered their e-mail address, have been explained in the instructions given in the notice of the postal ballot.

6.	Members were required to convey their assent or dissent, through remote e-voting system, on e-voting platform provided by NSDL from Wednesday, September 21, 2022 (9:00 AM 1ST) upto Thursday, October 20, 2022 (5:00 PM IST).

7.	2531 Members had cast their votes on the remote e-voting platform till 5:00 p.m, (IST) on Thursday, October 20, 2022

8.	Members' demographic details, their voting rights and voting pattern were provided by NSDL.

9.	We have annexed with this report, the details of the Postal Ballot through remote evoting and the analysis of the result of the Special Resolutions as contained in the said Notice.

10.	All postal ballot votes cast up to 5:00 p.m, (IST) on Thursday, October 20, 2022 being the last date and time fixed by the Company for e-voting were considered for scrutiny.

11.	After the scrutiny of the remote e-voting result, we report that the Special Resolution as contained in the Notice of Postal Ballot has been passed with requisite majority.

12.	The results of postal ballot voting including e-voting are given as 'Annexure- I' to this report.

Based on combined results, we report that, resolution no. 1 as per the postal ballot notice dated July 28, 2022, being special resolution was passed with requisite majority.

The results of the E-voting shall be announced by the Chairman or any person authorized by him on or before Friday October 21, 2022. The results of the voting along with the Scrutinizer’s Report will be made available on the Company’s website www.drreddys.com and on the website of NSDL www.evoting.nsdl.com.

I thank you for the opportunity given, to act as a Scrutinizer for the above Postal Ballot E-Voting.

Thanking you

Yours Faithfully,

For R & A Associates

Place: Hyderabad	Partner
Date: October 21, 2022	FCS No.4448, CP No. 2820
UDIN: F004448D001323194

Dr. Reddy’s laboratories Limited - Scrutinizer's Report on Postal Ballot

S. No	Description	Total No. of votes cast	Votes in favour of the resolution		Votes against the resolution		Invalid Votes		Remarks
			No's	%	No's	%	No's	%
1	Special Resolution- Approval of the appointment of Mr. Arun Madhavan Kumar (DIN: 09665138), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013	13,66,11,993	13,62,36,049	99.72	3,75,944	0.28	-	-	Special Resolution is passed with requisite major